Retail Ventures, Inc.
3241 Westerville Road
Columbus, Ohio 43224

August 8, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Room: 6125
Washington DC, 20549

Attention: Ellie Quarles and Howard Baik

Re:	Retail Ventures, Inc.; Registration Statement on Form S-3 (File No. 333-134225)

     Ladies and Gentlemen:

     Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), we respectfully request that the effective date of the above-referenced registration statement be accelerated by the Securities and Exchange Commission (the “Commission”) to 2:00 p.m. Eastern Time on August 10, 2006, or as soon as practicable thereafter.

     Retail Ventures, Inc. (the “Company”) acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Company acknowledges that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the Mandatorily Exchangeable Notes Due 2011 specified in the Registration Statement.

     The Company requests that it be notified of such effectiveness by a telephone call to Robert M. Chilstrom of Skadden, Arps, Meagher & Flom LLP at (212) 735-2588 and that such effectiveness also be confirmed in writing. Please send copies of any correspondence with the original by mail to Robert M. Chilstrom, Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036.

Very truly yours,

Retail Ventures, Inc.

By:	/s/ James A. McGrady
Name: James A. McGrady
Title: Executive Vice President, Chief Financial Officer Treasurer and Secretary